UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of March 2015

Commission File Number 001-35948

Kamada Ltd.
(Translation of registrant’s name into English)

7 Sapir St.
Kiryat Weizmann Science Park
P.O Box 4081
Ness Ziona 74140
Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____

This Form 6-K/A is being incorporated by reference into the Registrant’s Form S-8 Registration Statement File No. 333-192720.

This Report of Foreign Private Issuer on Form 6-K/A (the “Amended Report”) of Kamada Ltd. (the “Company”) is furnished to amend the Report of Foreign Private Issuer on Form 6-K for the month of February 2015 furnished by the Company to the Securities and Exchange Commission on February 24, 2015 (the “Original Report”).    The amended presentation attached as exhibit to this report corrects the presentation in the Original Report by: (i) amending and replacing Slide 6; and (ii) adding additional slide 19.  There are no other changes to the presentation in the Original Report reflected in this Amended Report.

The following exhibit is attached:

99.1	Company Investor Presentation - March 2015.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.
Date: March 11, 2015	KAMADA LTD.
By: /s/ Gil Efron
Gil Efron Chief Financial Officer

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

99.1	Company Investor Presentation - March 2015.